     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9


                                AMENDMENT NO. 1


                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                               BAAN COMPANY N.V.
                           (NAME OF SUBJECT COMPANY)

                               BAAN COMPANY N.V.
                       (NAME OF PERSON FILING STATEMENT)

                  COMMON SHARES, PAR VALUE NLG 0.06 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   N08044104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ROBERT RUIJTER
                               BAAN COMPANY N.V.
                           BARON VAN NAGELLSTRAAT 89
                               3771 LK BARNEVELD
                                THE NETHERLANDS
                               011-31-342-42-8888
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH COPIES TO:

             ROBERT E. GOUDIE, ESQ.                           JOHN C. KENNEDY, ESQ.
   SENIOR VICE PRESIDENT, GENERAL COUNSEL AND                ROBERT B. SCHUMER, ESQ.
                   SECRETARY                         PAUL, WEISS, RIFKIND, WHARTON & GARRISON
               BAAN COMPANY N.V.                           1285 AVENUE OF THE AMERICAS
         2191 FOX MILL ROAD, SUITE 500                    NEW YORK, NEW YORK 10019-6064
            HERNDON, VIRGINIA 20171                               (212) 373-3000
                 (703) 234-6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

ITEM 1.  SUBJECT COMPANY INFORMATION

     (a) NAME AND ADDRESS. The name of the subject company is Baan Company N.V., a corporation organized under the laws of The Netherlands (the "Company"). The address and telephone number of the principal executive offices of the Company are: Baron van Nagellstraat 89, 3771 LK Barneveld, The Netherlands, telephone 31-342-42-8888.

     (b) SECURITIES. The title of the class of equity securities to which this Statement relates is common shares, par value NLG 0.06 per share, of the Company (the "Shares"). As of May 31, 2000, there were 267,337,252 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) NAME AND ADDRESS. This Solicitation/Recommendation Statement (this "Statement") is being filed by the Company. The address and telephone number of the principal executive offices of the Company are set forth in Item 1, above.

     (b) OFFER TO PURCHASE. This Statement relates to the offer to purchase by Invensys Holdings Limited (the "Offeror"), a private limited company organized under the laws of England and Wales. Offeror is a wholly-owned subsidiary of Invensys plc ("Parent" or "Invensys"), a public limited company organized under the laws of England and Wales. The offer is disclosed in a Schedule TO (the "Schedule TO"), dated June 14, 2000, filed by Parent and Offeror, offering to purchase all of the outstanding Shares at a price of (euro)2.85 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated June 14, 2000, and the related Letter of Transmittal and transmittal documents (which, together with the Offer to Purchase, are the "Offer"). The address of Parent and Offeror as set forth in the Schedule TO is Invensys House, Carlisle Place, London SW1P 1BX, England.

         The Offer is being made under an Offer Agreement, dated as of May 31, 2000 (the "Offer Agreement"), by and between the Company and Parent (on behalf of itself and two of its subsidiaries that were then intended to be formed). Subsequent to entering into the Offer Agreement, Parent assigned some of the rights and delegated some of the obligations relating to the Offer under the Offer Agreement to Offeror. A copy of the Offer Agreement is filed as Exhibit (b) to this Statement and is incorporated in this Statement by reference.


         On May 30, 2000 the Supervisory Board of the Company unanimously approved the resolutions unanimously adopted by the Management Board of the Company (together with the Supervisory Board, the "Boards"), which approved the Offer Agreement and the transactions contemplated by it, including the Offer, and determined that the terms of the Offer are fair to and in the best interests of the Company and its shareholders. The Boards unanimously recommend that the shareholders accept the Offer and tender their Shares in the Offer. On June 14, 2000, the Company received positive advice from the Central Works Council with regard to the Offer.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) CONFLICTS OF INTERESTS. Except as set forth in this Item 3, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent, Offeror or their respective executive officers, directors or affiliates.

                              SEVERANCE AGREEMENTS

     In January 2000, the Company lost its two most senior executives (Mary Coleman, the Chief Executive Officer, and James Mooney, the Chief Financial Officer). At this time, other members of the Management Board and senior leadership also indicated they would be leaving the Company. Therefore, the Boards believed it was imperative for the Company to implement compensation schemes that would give it a greater chance of

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

retaining other senior executives and obtaining the services of replacements for departing senior executives. As a result, during the first quarter of 2000, the Company, with the recommendation of its financial advisor, Lazard Freres & Co. LLC ("Lazard"), entered into retention and incentive agreements with its senior management.

     Under some of those agreements, certain senior executives were granted options whose vesting would accelerate in the event of a change of control of the Company. However, in all cases these options were granted at exercise prices that were higher than (euro)2.85 per share. These options are discussed in greater detail below.

     In retention and incentive agreements with approximately 35 of the top executive officers in the Company, these officers were granted the right to receive a severance payment in the event the executive loses his or her job in connection with a change of control of the Company. Those executives include Pierre Everaert (Interim Chief Executive Officer), Rob Ruijter (Chief Financial Officer), Robert Goudie (Senior Vice President and General Counsel), Peter Aird (Executive Vice President, Customer Service and Support), Laurens van der Tang (Executive Vice President, Research and Development), Gerrit van Munster (Senior Vice President, Human Resources), Mike Shinya (Executive Vice President, Sales), Charles Callahan (Senior Vice President, Global Consulting) and Katrina Roche (Chief Marketing Officer). The payment would equal between 100% to 300% of the individual's annual total compensation (depending on the executive) upon a termination of the executive without cause within 12 months after a "change of control" of the Company. The successful completion of the Offer would be a "change of control" for purposes of the retention agreements; but, as described above, any severance payments are conditioned on a loss of employment in connection with the change in control (except in the cases of Messrs. Everaert, Ruijter, and Goudie, each of whom in virtually all circumstances would automatically qualify for the payment regardless of the employment status after completion of the Offer).

                VESTING OF OPTIONS UPON COMPLETION OF THE OFFER

     As part of the retention agreements the Company entered into with certain of its senior executive officers all unvested options held by the executive vest upon a "change of control" of the Company. As of May 31, 2000, the senior executives held unvested options to purchase an aggregate of 2,127,879 Shares with a weighted-average exercise price of $8.54 per Share, all of which would vest upon the completion of the Offer. None of those options that would vest however, has an exercise price below (euro)2.85 per Share.

     Under the terms of the 1995 Director Option Plan, in the event of any merger, sale of assets or other transaction involving a change in control of the Company, all options outstanding under the Plan will become exercisable in full, and the option is required to be assumed or an equivalent option substituted by Parent or Offeror. As of May 31, 2000, Messrs. William O. Grabe, David C. Hodgson, Hans Wortmann and Pierre J. Everaert held unvested options under the 1995 Director Option Plan to purchase an aggregate of 344,750 Shares at a weighted-average exercise price of $10.45, all of which would vest upon the completion of the Offer. None of those options that would vest, however, has an exercise price below (euro)2.85 per Share.

                               STOCK OPTION PLANS

     As of the date of this Statement, Invensys had not made any public statements regarding the continuation of the existing stock option plans of the Company or the options outstanding under those plans.

     1993 Stock Plan. The 1993 Stock Plan was initially adopted by the Management Board and approved by the shareholders in December 1993, and subsequent amendments increased the aggregate number of shares reserved for issuance thereunder from 28,000,000 in 1993 to 47,000,000 in 2000. The 1993
Stock Plan will terminate in December 2003 unless terminated earlier by the Management Board upon the authority of the Supervisory Board. The 1993 Stock Plan provides for grants of options to employees and consultants (including officers and directors) of the Company and its affiliates. The 1993 Stock Plan may be administered by the Management Board or Supervisory Board of the Company, or both, or by a committee appointed by

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

either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws (the "Administrator"). The current Administrator is the Baan Option Committee.

     The 1993 Stock Plan includes appendices setting forth specific provisions providing for the grant of options to employees in certain countries to address certain securities and tax laws in such respective countries, including provisions governing options intended to qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

     The exercise price of options granted under the 1993 Stock Plan is determined by the Administrator. With respect to incentive stock options granted under the 1993 Stock Plan, the exercise price must be at least equal to the fair market value per share of the Shares on the date of grant, and the exercise price of any incentive stock option granted to a participant who owns more than 10% of the voting power of all classes of the Company's outstanding share capital must be equal to at least 110% of fair market value of the Shares on the date of grant.

     The maximum term of an option granted under the 1993 Stock Plan may not exceed ten years from the date of grant (five years in the case of a participant who owns more than 10% of the voting power of all classes of the Company's outstanding share capital). In the event of termination of an optionee's employment options may only be exercised, to the extent vested as of the date of termination, for a period not to exceed 90 days (12 months, in the case of termination as a result of death or disability) following the date of termination, but in no event later than the expiration date of each option as set forth in the optionee's option agreement. Options may not be sold or transferred other than by will or the laws of descent and distribution, and may be exercised during the life of the optionee only by the optionee.

     Options outstanding under the 1993 Stock Plan generally vest and become exercisable, assuming continued service as an employee or consultant, for non-Dutch employees at the rate of 25% of the shares subject to an option on the first anniversary of the commencement of vesting date and 1/48th of the shares each month thereafter, and for Dutch employees at a rate of 1/8th of the shares after (and for each) six months following the commencement of vesting date and 3/48ths of the shares each quarter thereafter, such that in each case all shares under an option vest in full four years from the commencement of the vesting date assuming continued service as an employee or consultant. Options outstanding under the 1993 Stock Plan generally have a term of five years.

     In the event of a merger of the Company with or into another corporation, all outstanding options may be assumed or equivalent options substituted by the successor corporation or its parent or subsidiary, unless the Administrator determines, in the exercise of its sole discretion, that each optionee shall have the right to exercise his or her options. In the absence of such assumption or substitution, to the extent not exercised, all options shall terminate as of the closing of the merger.

     As a result of the Company's acquisitions of Berclain Group, Inc., Aurum Software, Inc., Beologic A/S and CODA, the Company assumed the outstanding options (as at the date of each acquisition) issued under the option plans of these companies. These options are governed by the terms of the 1993 Stock Plan.

     1995 Director Option Plan. As of May 31, 2000, the Company had reserved an aggregate of 1,600,000 Shares for issuance under its 1995 Director Option Plan (the "Director Plan"). The Director Plan was adopted by the members of the Management Board and approved by the shareholders of the Company in March 1995. The Director Plan (as amended) provides for automatic and nondiscretionary grants of nonstatutory stock options to the members of the Supervisory Board in the following amounts: (i) an initial grant of 50,000 Shares for the members of the Supervisory Board and 65,000 Shares for the chairman of the Supervisory Board, vesting at the rate of one-fourth of the total on the anniversary date of the grant (i.e., a four-year vesting schedule); and (ii) a subsequent grant equal to one-fourth of the initial grant for each year of service on the Supervisory Board, granted on the anniversary date of appointment and vesting four years thereafter. In all events, the exercise price of options granted to the members of the Supervisory Board will be 100% of the fair market value of the Shares on the date of grant as measured by the closing trading price on Nasdaq for the day. In the event of any merger, sale of assets or other transaction involving a change in control

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

of the Company, all options outstanding under the Director Plan will become exercisable in full, and the option will be assumed or an equivalent option substituted by the successor corporation or its parent or subsidiary. Options for a total of 733,500 Shares have been granted as of March 31, 2000 under the Director Plan. The Director Plan will expire in the year 2005.

     (b) AGREEMENTS WITH PARENT AND OFFEROR AND THEIR AFFILIATES. A summary of the material provisions of (1) the Offer Agreement, (2) the Assignment and Assumption Agreement among Parent, Offeror and certain other parties, dated as of June 2, 2000, (3) the Share Purchase Agreements between certain significant shareholders of the Company on the one hand and Parent (on behalf of itself and a contemplated subsidiary) on the other, each dated as of May 31, 2000, (4) the Termination and Standstill Agreement between the Company and Fletcher International Limited, dated as of May 29, 2000 and (5) the Assignment and Assumption Agreement between the Company and Parent, dated as of May 31, 2000, is set forth below and also included in the Offer to Purchase under
         Section 12 of the Offer to Purchase, a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO. Each of the agreements listed above in items (2) through (5) is referred to in this Statement as an "Ancillary Agreement" and collectively as the "Ancillary Agreements." The summary does not purport to be complete and is qualified in its entirety by reference to the complete text of each relevant agreement. Copies of the Offer Agreement and the Ancillary Agreements are included as Exhibits (b)(1) through (b)(8) to this Statement and are incorporated in this Statement by this reference.

                              THE OFFER AGREEMENT

     The following is a summary of the material terms of the Offer Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer as an exhibit to the Schedule TO. The Offer Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8 of Invensys's Offer to Purchase.

     The Offer. The Offer Agreement provides for Offeror to make the Offer on the terms described in "Introduction" and Section 1, "Terms of the Offer; Expiration Date" of Invensys's Offer to Purchase. Offeror's obligation to accept for payment and pay for Shares tendered in the Offer is subject to the conditions described in Section 14, "Certain Conditions of the Offer" of Invensys's Offer to Purchase. Offeror may provide for a "subsequent offering period" as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the purchase of Shares pursuant to the Offer.

     Board Representation. The Offer Agreement provides that, promptly upon the purchase of Shares representing not less than 51% of the outstanding Shares pursuant to the Offer, the Company will convene an extraordinary general meeting of shareholders in accordance with applicable law for the election of such number of directors, rounded up to the next whole number, to serve on the Boards as will give Offeror, subject to compliance with Section 14(f) of the Exchange Act, representation on the Boards equal to the product of (i) the total number of members of each of the Boards (giving effect to the election of any additional members pursuant to this section) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Offeror (including Shares accepted for payment in the Offer) bears to the number of Shares outstanding. The Company will exercise its best efforts to secure the resignations of such number of members of the Boards as is necessary to enable Offeror's designees to be elected and will cause Offeror designees to be so elected. The Company shall take all action required pursuant to Section 14(f) of the Exchange Act and Rule 14(f)-1 under the Exchange Act in order to fulfill its obligations under this provision and shall include in this Statement or otherwise timely mail to its shareholders all necessary information to comply therewith. Prior to the mailing of this Statement to the Company's shareholders, Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14(f)-1 under the Exchange Act.

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     Following the election or appointment of Offeror's designees as described above and until Parent, directly or indirectly, owns at least 95% of the outstanding Shares of the Company, each of the Boards shall have at least six members of which at least two members shall be persons who are members on the date of the Offer Agreement (the "Continuing Members"). In the event that the number of Continuing Members are reduced below two for any reason whatsoever, the remaining Continuing Member will be entitled to designate persons to fill such vacancies who will be deemed to be Continuing Members. The approval of the Continuing Members will be required to authorize (and such authorization will constitute the authorization of the respective Boards on which the Continuing Members serve and no other action on the part of the Company, including any action by any other member of the Boards, will be required to authorize) any termination of the Offer Agreement by the Company, any amendment of the Offer Agreement requiring action by the Supervisory Board and/or the Management Board, any amendment of the governing instruments of the Company which would adversely affect the rights of the Company or its shareholders under the Offer Agreement, any extension of time for performance of any obligation or action under the Offer Agreement by Parent, Offeror or their affiliates and any enforcement of or any waiver of compliance with any of the agreements or conditions contained in the Offer Agreement for the benefit of the Company.

     Shareholder Informational Meeting. In connection with the Offer, the Company will convene an informational extraordinary shareholders meeting pursuant to the laws of The Netherlands, including the SER-Besluit Fusiegedragsregels 1975 (the "Dutch Merger Code") and the notes and regulations of the AEX ("Dutch Law"). This meeting will be held on June 29, 2000.

     Representations and Warranties. The Offer Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due organization, existence and, subject to certain limitations, the qualification, good standing, corporate or other power and authority of the Company and its subsidiaries, (ii) the due authorization, execution, and delivery of the Offer Agreement and the consummation of transactions contemplated thereby, the validity and enforceability thereof and the absence of any additional required corporate actions (other than the holding of the informational meeting prior to the closing of the Offer or any shareholder vote required by a transaction contemplated by the Offer Agreement) for authorization of the Offer Agreement and the transaction contemplated thereby, (iii) subject to certain exceptions and limitations, the compliance by the Company and its subsidiaries with all applicable laws, statutes, ordinances, rules, regulations, orders, judgments, and decrees ("Laws") of any national, federal, provincial, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal whether of The Netherlands, the United States or another country ("Governmental Entity"), (iv) the capitalization of the Company, including the number of Shares of the Company outstanding, the number of Shares reserved for issuance on the exercise of options and similar rights to purchase Shares, (v) the identity, ownership and jurisdiction of organization of each of the Company's principal operating subsidiaries and ownership by the Company and its principal operating subsidiaries of interests or investments in entities other than subsidiaries of the Company or its principal operating subsidiaries, (vi) subject to certain exceptions and limitations, the absence of any violations, conflicts or breaches under the organization documents of the Company or its principal operating subsidiaries or under contracts of the Company or its subsidiaries that would result from compliance by the Company with any provision of the Offer Agreement or the consummation by the Company of any of the transactions contemplated thereby, (vii) subject to certain exceptions and limitations, compliance with the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act in connection with each report, schedule, form, statement (information, registration or otherwise) and document prepared by it since June 30, 1998 (including exhibits and any amendments thereto) and filed with the SEC (including the financial statements included therein), (viii) the absence of material misstatements or omissions from this Statement or any schedule required to be filed by the Company with the SEC or the Stichting Toezicht Effectenverkeer, this Statement, the information statement, if any, filed by the Company in connection with the Offer, (ix) the Company's status as a "foreign private issuer," as defined in the Exchange Act, of whom U.S. holders do not hold more than 40% of the Shares as determined by Rule 14d-1(d) under the Exchange Act, (x) subject to certain exceptions and limitations, the absence of pending or (to the knowledge of the Company) threatened claims, actions, suits, proceedings, arbitrations, investigations or audits (collectively, "Litigation"), (xi) subject to certain exceptions and limitations, the absence of certain changes or effects,
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(xii) certain tax matters, (xiii) certain employee benefit and Employee
Retirement Income Security Act of 1974, as amended ("ERISA") matters, (xiv) certain labor and employment matters, (xv) certain fees in connection with the transactions contemplated by the Offer Agreement, (xvi) certain matters relating to the Company's intellectual property, (xvii) subject to certain limitations, the possession by the Company and its subsidiaries of necessary franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any court, governmental or regulatory authority, (xviii) certain environmental matters, (xix) subject to certain exceptions and limitations, title to assets, (xx) certain insurance policy matters, (xxi) subject to certain limitations, material contracts of the Company and its subsidiaries including contracts (a) for borrowed money or guarantees involving a current outstanding principal amount in excess of U.S.$1,000,000 (or any other currency equivalent), (b) containing material non-compete covenants by the Company, (c) with any of Fletcher International Limited, any holder of 5% or more of the outstanding Shares, and their affiliates, and any officer, director or affiliate of the Company (d) with members of the Baan family, Vanenburg Group B.V. or Vanenburg Business Systems or their affiliates, (e) with ten of the most significant customers of the Company, and (f) relating to or providing for the issuance of any equity securities of the Company since March 31, 2000, (xxii) the fairness opinion of the financial advisor to the Company, (xxiii) anti-takeover statutes, (xxiv) the absence of any required vote of shareholders of the Company to adopt the Offer Agreement or approve the Offer, and (xxv) year 2000 and euro conversion compliance.

     Parent and Offeror have jointly and severally made certain representations and warranties, including with respect to (i) the due incorporation, existence, good standing and, subject to certain limitations, corporate power and authority of Parent and Offeror, (ii) the due authorization, execution and delivery of the Offer Agreement and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof, (iii) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by Parent and Offeror and the absence of any violations, breaches or defaults which would result from compliance by Parent and Offeror with any provision of the Offer Agreement, (iv) the sufficiency of funds available to Parent and Offeror for the consummation of the Offer and (v) the absence of material misstatements or omissions in the Schedule TO and the related offer documents.

     Interim Operations. The Company has agreed that from the date of the Offer Agreement to the earlier of (x) the date of initial purchase by Offeror of Shares pursuant to the Offer and (y) the date of termination of the Offer Agreement, with certain exceptions, unless Offeror has consented thereto (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its subsidiaries: (i) to the extent not inconsistent with the Company's obligations under the Offer Agreement or any ancillary document, conduct its operations according to its ordinary course of business consistent with past practice, (ii) to the extent not inconsistent with the Company's obligations under the Offer Agreement or any ancillary document, use its commercially reasonable efforts to preserve intact its business organizations and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with them, (iii) upon the discovery thereof, promptly notify Offeror of the existence of any breach of any representation or warranty contained in the Offer Agreement (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect (as defined in the Offer Agreement), any breach of such representation and warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained in the Offer Agreement no longer to be true and correct (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect), (iv) to promptly deliver to Offeror true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of the Offer Agreement and (v) prior to consummation of the Offer, cause (A) all indebtedness for borrowed money due and payable to the Company or any of its subsidiaries from any officers, directors or affiliates thereof to be repaid and
(B) all related notes and instruments of indebtedness to be cancelled and terminated without any cost or penalty to the Company or its subsidiaries.

     The Company has agreed that from the date of the Offer Agreement to the earlier of (x) the date of initial purchase by Offeror of Shares pursuant to the Offer and (y) the date of termination of the Offer Agreement, with certain exceptions, unless Offeror has consented thereto (which consent shall not be

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unreasonably withheld or delayed), the Company shall not, and shall not permit any of its subsidiaries to, (i) amend its articles of association, certificate of incorporation or other organizational documents, (ii) issue, sell or pledge any of its capital shares or other ownership interest in the Company (other than issuances of Shares in respect of any exercise of share options or conversion of convertible notes, in either case, outstanding on the date of the Offer Agreement and disclosed to Offeror) or any of its subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such capital shares, ownership interest, or convertible or exchangeable securities (or derivative securities in respect of the foregoing), (iii) effect any share split or otherwise change its capitalization as it exists on the date of the Offer Agreement, (iv) grant, confer or award any option, warrant, convertible security or other right to acquire any of its capital shares or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan (except as otherwise required by the terms of such unexercisable options), (v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any of its capital shares or other ownership interests (other than such payments by any subsidiary of the Company to another subsidiary of the Company or to the Company), (vi) directly or indirectly redeem, purchase or otherwise acquire any of the Company's capital shares or capital shares of its subsidiaries which are not owned by the Company or its subsidiaries, (vii) sell, lease or otherwise dispose of any of its assets (including capital stock of subsidiaries), except the sale or disposition of inventory or the license of the Company's products in the ordinary course of business or the sale, lease or other disposition of assets that, individually or in the aggregate, are obsolete or not material to the Company and its subsidiaries, taken as a whole, (viii) acquire by merger, purchase or any other manner, any business or entity or otherwise acquire any assets that would be material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice, (ix) incur or assume any long-term or short-term debt aggregating in excess of U.S.$1,000,000, (x) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the debt or other obligations of any other person except obligations of its subsidiaries or parent entity incurred in the ordinary course of business, (xi) make or forgive any loans, advances or capital contributions to, or investments in, any other person other than its subsidiary or any parent entity, (xii) grant any share-related or equity performance awards, (xiii) except as contractually obligated on the date of the Offer Agreement (but only to the extent a copy of such contractual commitment, if written, or a written summary of such contractual commitment, if oral, has been previously provided to Parent) or as otherwise required by applicable Law, enter into any new employment, severance, consulting or salary continuation agreements with any officers, directors or employees or, except as contractually obligated on the date of the Offer Agreement (but only to the extent written copies or written summaries of oral contracts have been previously provided to Parent) or as otherwise required by applicable Law, grant any increases in compensation, benefits or non-equity performance awards, except for normal merit bonuses or salary increases for non-officer employees consistent with past practices, (xiv) except to the extent required by Law, adopt or amend in any material respect any material employee benefit plan or arrangement, (xv) permit any material insurance policy naming the Company or any subsidiary of the Company as a beneficiary or a loss payee to be cancelled or terminated other than in the ordinary course of business, (xvi) settle or compromise any pending or threatened Litigation for an amount in excess of U.S.$1,000,000 for any single matter of Litigation, or U.S.$5,000,000 in the aggregate for all such matters settled or compromised, (xvii) make any tax election or settle any tax liability other than settlements involving solely the payment of money (without admission of liability) not to exceed U.S.$1,000,000 or (xviii) agree in writing or otherwise to take any of the foregoing actions; provided that the Company or any of its subsidiaries will not be prohibited from agreeing to take any of the foregoing if the agreement's effectiveness is contingent upon the termination of the Offer Agreement.

     Access to Information. From the date of the Offer Agreement until the consummation of the Offer, the Company shall, and shall cause its subsidiaries to, upon reasonable advance notice to the Company, during ordinary business hours, to the extent legally permitted, (i) give Offeror and its authorized representatives full access to all books, records, personnel, offices and other facilities and properties of the Company and its subsidiaries and their accountants and accountants' work papers, (ii) permit Offeror to make such copies and inspections thereof as Offeror may reasonably request and (iii) furnish Offeror with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Offeror may from time to time reasonably request; provided that no investigation or information furnished pursuant to the Offer Agreement shall affect any representations or warranties made by the Company in the Offer Agreement or the conditions to the obligations of Offeror to consummate the transactions contemplated thereby. All information provided pursuant to the Offer Agreement will be subject to the confidentiality agreement between Parent and the Company, dated March 24, 2000.

     No Solicitation. The Company has agreed in the Offer Agreement (a) that from the date of the Offer Agreement to the consummation of the Offer, neither it nor any of its subsidiaries shall, and it shall direct and use its best efforts to cause its officers, directors, managing directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) (collectively, "Representatives") not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation, recapitalization, business combination or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, afford access to the properties, books or records of the Company or any of its subsidiaries to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal or any agreement or arrangement requiring the Company to abandon, terminate or delay the consummation of the Offer or other transactions contemplated by the Offer Agreement; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform such parties of the obligations undertaken under the Offer Agreement; and (c) that it will notify Offeror promptly of the identity of the potential acquiror and the terms of such person's or entity's proposal if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company; provided, however, that these provisions shall not prohibit the Boards from (i) prior to the acceptance for payment of Shares by Offeror pursuant to the Offer, furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of substantially all of the assets of the Company, a business combination or other similar transaction, if, and only to the extent that, (A) such proposal was not initially solicited, encouraged or knowingly facilitated by the Company, its subsidiaries or their Representatives in violation of the Offer Agreement, (B) if each of the Boards determines in good faith, after receiving the advice of its outside advisors, including outside counsel and others, (i) that such Alternative Proposal is more favorable from a financial point of view as compared to the Offer and (ii) failure to furnish such information or enter into such discussions or negotiations with such person would violate the Boards' fiduciary duties, (C) the Boards determine in good faith in the exercise of reasonable business judgment that such proposal is likely to be successfully financed if accepted by shareholders, and (D) prior to furnishing information to, or entering into discussions or negotiations with, such person or entity, the Company enters into a confidentiality agreement with such person or entity no less favorable to the Company than the confidentiality agreement between Parent and the Company, dated March 24, 2000, and provides written notice to Offeror to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity (additionally, the Offer Agreement requires the Company to keep Offeror reasonably informed of the status of any such discussions or negotiations permitted pursuant to the previous sentence (including the identity of such person or entity and the terms of any proposal)) and to the extent applicable, complying with Rule 14e-2(a) under the Exchange Act or applicable Dutch Law with regard to an Alternative Proposal. Nothing in the provision of the Offer Agreement described above will permit the Company to terminate the Offer Agreement (except as described under the heading "-- Termination" below), enter into any agreement with respect to an Alternative Proposal during the term of the Offer Agreement or affect any other obligation of the Company under the Offer Agreement.

     Other Agreements. The Offer Agreement provides that, subject to the terms and conditions provided in the Offer Agreement, the Company, Parent and Offeror shall: (a) use their reasonable best efforts to cooperate with one another in
(i) determining which filings are required to be made prior to the expiration date of the Offer or the consummation of the Offer with, and which consents, approvals, permits or authorizations are required to be obtained prior to the consummation of the Offer from, Governmental Entities or other third parties in connection with the execution and delivery of the Offer Agreement and the ancillary documents and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (b) use their reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Offer Agreement.

     In the event the Works Councils of the Company shall give negative advice with respect to the recommendation of the Boards in connection with the Offer and has initiated legal proceedings in the relevant Dutch courts that prevent the consummation of the transactions contemplated by the Offer Agreement, Parent and the Company shall use good faith efforts for a period of one month to convert the Works Councils' negative advice to positive advice. In the event that the Works Councils shall not have so converted their advice to positive advice during such one month period, the Company shall be entitled to withdraw or modify its approval or recommendation in favor of the Offer Agreement and so advise the Company's shareholders and to terminate the Offer Agreement.


     On June 14, 2000, the Company received positive advice from the Central Works Council.


     Termination. The Offer Agreement may be terminated at any time prior to the consummation of the Offer:

          (a) by mutual written consent of Offeror and the Company;

          (b) by Offeror or the Company:

             (i) if the consummation of the Offer shall not have occurred on or before December 31, 2000 (provided that the right to terminate the Offer Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Offer Agreement has been the cause of or resulted in the failure of the consummation of the Offer to occur on or before such date);

             (ii) if there shall be any Law that makes consummation of the Offer illegal or prohibited, or if any court of competent jurisdiction or other Governmental Entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting consummation of the Offer and such order, judgment, decree, ruling or other action shall have become final and non-appealable; or

             (iii) if the Offer terminates or expires on account of the failure of any condition specified in Section 14 of the Offer Agreement without Offeror having purchased any Shares thereunder (provided that the right to terminate the Offer Agreement pursuant to this clause (iii) shall not be available to any party whose failure to fulfill any obligation under the Offer Agreement has been the cause of or resulted in the failure of any such condition);

          (c) by the Company if there is an Alternative Proposal which the Boards in good faith determine after receiving the advice of its outside advisors, including outside counsel and others that (i) such Alternative Proposal is more favorable from a financial point of view as compared to the Offer and (ii) the failure to accept such Alternative Proposal and terminate the Offer Agreement would violate the Boards' fiduciary duties; provided, however, that the right to terminate the Offer Agreement in such event shall not be available (i) if the Company has breached in any material respect its obligations with respect to Alternative Proposals, or
     (ii) if prior to or concurrently with any purported termination pursuant to this clause (c), the Company shall not have paid the "Termination Fee" (as defined below), or (iii) if the Company has not provided Offeror with five business days' prior written notice of its intent to terminate the Offer Agreement and has not delivered to Offeror a copy of the written agreement embodying the

     Alternative Proposal in its then most definitive form; and provided further that the Company may not approve or recommend approval of an Alternative Proposal unless it complies with its obligations under the Offer Agreement and terminates the Offer Agreement pursuant to the provision described in this clause (c); or

          (d) by Offeror if either of the Boards shall have failed to recommend, or shall have withdrawn, modified or amended its approval or recommendation of the Offer, or shall have approved or recommended acceptance of any Alternative Proposal or shall have resolved to do any of the foregoing.

     Fees and Expenses. Whether or not the Offer is consummated, all fees, costs and expenses incurred in connection with the Offer Agreement and the transactions contemplated by the Offer Agreement shall be paid by the party incurring such fees, costs and expenses.

     The Offer Agreement provides that, under certain circumstances, the Company shall pay to Offeror a fee equal to (euro)22,800,000 (the "Termination Fee"). The Company is obligated to pay the Termination Fee under the following circumstances:

          (1) immediately if (i) a corporation, entity, "group" or "person" (each as defined in the Exchange Act), other than Offeror, shall have acquired beneficial ownership of a majority of the outstanding Shares and Offeror or the Company terminates the Offer Agreement without Offeror having purchased any Shares under the Offer; or (ii) the Company terminates the Offer Agreement because there is an Alternative Proposal which the Boards determine, in good faith after receiving the advice of its outside advisors, including outside counsel and others that such Alternative Proposal is more favorable from a financial point of view as compared to the Offer and the failure to accept such Alternative Proposal would violate the Boards' fiduciary duties; and

          (2) if an Alternative Proposal is made known to the Company or has been made directly to shareholders of the Company generally or is otherwise publicly known or any person has publicly announced an intention (whether or not conditional) to make an Alternative Proposal and thereafter

             (i) Offeror terminates the Offer Agreement because either of the Boards has failed to recommend, or have withdrawn, modified or amended its approval or recommendation of the Offer, or approved or recommended acceptance of any Alternative Proposal, or resolved to do any of the foregoing,

             (ii) Offeror or the Company terminates the Offer Agreement because
        (x) the Offer has not been consummated on or before December 31, 2000 (provided that such party has the right to terminate the Offer Agreement) or (y) failure to satisfy the condition that the total number of Shares held by Parent or its affiliates, together with those tendered in the Offer, represent at least 95% of the outstanding Shares prior to the expiration of the Offer, unless in the case of (x) and (y) more than 51% of the outstanding Shares have been tendered and not withdrawn or held by Parent or its affiliates, or

             (iii) the Company terminates the Offer Agreement in the event that the Works Councils at the Company and/or its subsidiaries have given negative advice with respect to the recommendation of the Boards in connection with the Offer and after one month such negative advice has not been converted to positive advice;

     provided that no such Termination Fee will be payable under this clause (2) unless an Alternative Proposal is consummated within 12 months of such termination.

     Indemnification. Following the consummation of the Offer, Parent and Offeror all cause the governing instruments of the Company to contain provisions with respect to indemnification substantially to the same effect as those set forth in the governing instruments of the Company on the date of the Offer Agreement, which provisions shall not be amended, modified or otherwise repealed for a period of six years after the consummation of the Offer in any manner that would adversely affect the rights thereunder as of the date of consummation of the Offer of individuals who on the date of consummation of the Offer were members of the

Boards, officers, employees or agents of the Company, unless such modification is required after the date of consummation of the Offer by applicable Law.

     Parent has also agreed to cause the Company, to the fullest extent permitted under applicable Law or under the Company's governing instruments or any indemnification agreement in effect as of the date hereof, to indemnify and hold harmless, each present and former member of the Boards, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by the Offer Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the date of consummation of the Offer, to the same extent as provided in the Company's governing instruments or any applicable contract or agreement as in effect on the date hereof, in each case for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the date of consummation of the Offer) and subject to the specific terms of any indemnification contract, (i) after the date of consummation of the Offer, the Company shall pay the reasonable fees and expenses of any counsel retained by the Indemnified Parties, promptly after statements therefore are received and (ii) the Company shall cooperate in the defense of any such matter; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims; and, provided, further, that any determination to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under applicable Law, the Company's governing instruments or any such agreement, as the case may be, shall be made by independent legal counsel, which shall be selected by such Indemnified Party and reasonably acceptable to Parent.

     In addition, the Offer Agreement provides that the Company will provide, for a period of not less than six years after the date of consummation of the Offer, the Company's current directors and officers insurance and indemnification policy that provides coverage for events occurring at or prior to the date of consummation of the Offer (the "D&O Insurance") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Company shall not be required to pay an annual premium for the D&O Insurance in excess of one hundred seventy-five percent (175%) of the annual premium currently paid by the Company for such insurance, but in the case the Company is required to expend amounts for annual premiums in excess of the Company's current expenditures, it shall, subject to such 175% limitation, purchase as much of such coverage as possible for such amount; in no event, however, shall the Company be required to provide coverage in excess of current coverage.

     Amendment. To the extent permitted by applicable law, the Offer Agreement may be amended by action taken by or on behalf of its Boards and Parent and Offeror jointly at any time. The Offer Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties. From the completion of such Offer, until Parent owns directly or indirectly, 95% of the outstanding Shares, termination and certain amendments of and waivers under the Offer Agreement will require the approval of the Continuing Members. See
"-- Board Representation" above.

                         THE SHARE PURCHASE AGREEMENTS

     The following is a summary of the material terms of various share purchase agreements between Parent and certain major holders of Shares (the "Share Purchase Agreements"). This summary is not a complete description of the terms and conditions of the Share Purchase Agreements and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and copies of which have been filed with the SEC as an exhibit to the Schedule TO. The rights and obligations to purchase Shares under the agreements described above were assigned by Parent to Offeror prior to completion of such purchases and Offeror completed all such purchases described below. Any statements below as to the status of the transfers of the Shares or the agreements themselves are based on information provided to the Company by Parent.

     Jan Baan. Jan Baan and Parent (on behalf of itself and a contemplated subsidiary), entered into a Share Purchase Agreement dated as of May 31, 2000 (the "Baan Purchase Agreement"). Pursuant to the Baan Purchase Agreement, Jan Baan agreed to sell to Parent 256,410 Shares at the Offer Price. Jan Baan represented and warranted that, at the closing of the transactions contemplated under the Baan Purchase Agreement, he held free and clear title to such Shares and all necessary authorizations had taken place to transfer such Shares to Parent. The transfer of 256,410 Shares pursuant to the Baan Purchase Agreement occurred on June 5, 2000.

     Stichting Oikonomos. Stichting Oikonomos and Parent (on behalf of itself and a contemplated subsidiary), entered into a Share Purchase Agreement dated as of May 31, 2000 (the "Oikonomos Purchase Agreement"). Pursuant to the Oikonomos Purchase Agreement, Stichting Oikonomos agreed to sell to Parent 386,542 Shares at the Offer Price. Stichting Oikonomos represented and warranted that, at the closing of the transactions contemplated under the Oikonomos Purchase Agreement, it held free and clear title to such Shares. The transfer of 386,542 Shares pursuant to the Oikonomos Purchase Agreement occurred on June 5, 2000.

     Vanenburg Group B.V. Vanenburg Group B.V. and Parent (on behalf of itself and a contemplated subsidiary), entered into a Share Purchase Agreement dated as of May 31, 2000 and amended on June 2, 2000 (the "Vanenburg Purchase Agreement"). Pursuant to the Vanenburg Purchase Agreement, Vanenburg Group B.V. agreed to sell to Offeror 14,817,528 Shares at the Offer Price. Vanenburg Group B.V. represented and warranted that, at the closing of the transactions contemplated under the Vanenburg Purchase Agreement, it held free and clear title to such Shares. Transfer of 13,812,028 Shares pursuant to the Vanenburg Purchase Agreement occurred on June 5, 2000 and transfer of 1,005,500 Shares occurred on June 8, 2000. Based on the annual accounts of 1998, economic interest in Vanenburg Group B.V. is held by Stichting Oikonomos, however the ultimate voting control in respect of such interest rests with Jan Baan and J.G. Paul Baan.

     General Atlantic Partners. General Atlantic Partners II, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P., GAP Coinvestment Partners, L.P. (together, the "GAP Sellers") and Parent entered into a Share Purchase Agreement dated as of May 30, 2000 (the "GAP Purchase Agreement"). Pursuant to the GAP Purchase Agreement, the GAP Sellers agreed to sell to Offeror 5,105,570 Shares at the U.S. dollar equivalent of the Offer Price. The GAP Sellers represented and warranted that, at the Closing of the transactions contemplated under the GAP Purchase Agreement, they held free and clear title to such Shares. Transfer of the 5,105,570 Shares pursuant to the GAP Purchase Agreement occurred at closings occurring on June 2, 2000 and on June 5, 2000.

     Fletcher International Limited. The Company and Fletcher International Limited ("Fletcher") entered into a Termination and Standstill Agreement dated as of May 29, 2000 (the "Fletcher Agreement"). Company and Fletcher had previously entered into a Share Rights Agreement dated as of December 31, 1998 (as amended on November 24, 1999, the "Share Rights Agreement") under which Fletcher agreed to make an equity investment in the Company. In exchange, the Company issued to Fletcher rights to purchase Shares. Under the Share Rights Agreement, Fletcher was permitted to purchase Shares from the Company from time to time at prices based on historical trading prices. Pursuant to the Fletcher Agreement (i) Fletcher covenanted that it would not, until the earlier of (a) December 31, 2000 and (b) the date that the Company publicly announces it is no longer pursuing strategic alternatives involving a sale or other disposition of the Company and no person shall have publicly announced that a proposed "Transaction" (as defined below) is pending (the earlier of such dates is the "Fletcher Expiration Date"), exercise any of its rights or acquire any Shares under the Share Rights Agreement or otherwise, and (ii) Fletcher agreed to sell to the Company 8,121,236 Shares held by Fletcher at the U.S. dollar equivalent price of the Offer Price. The Company and Fletcher also agreed that if a Transaction is consummated prior to the Fletcher Expiration Date, then the Company will pay Fletcher the sum of (a) U.S.$10,000,000 in exchange for extinguishing its unexercised rights and (b) U.S.$16,623,392.48 (plus interest at 8.5% per year after May 29, 2000) in repayment of monies already advanced to the Company but not yet converted into Shares. Fletcher and the Company agreed that, upon such payment, the Share Rights Agreement shall be terminated and that the Shares Rights Agreement and all rights granted thereunder shall be null and void and of no further force or effect. Fletcher represented and warranted to the Company that as of the date of the Fletcher Agreement it held free and clear title to its

Shares other than an identified lien that was released prior to the Share purchase. The Company and Parent entered into an Assignment and Assumption Agreement regarding the Fletcher Agreement dated as of May 31, 2000 (the "Assignment Agreement"). Pursuant to the Assignment Agreement, the Company transferred and assigned to Parent all of its rights to purchase Shares pursuant to the Fletcher Agreement. Parent subsequently assigned these rights to Offeror. The transfer of 8,121,236 Shares to Offeror pursuant to the Fletcher Agreement occurred on June 5, 2000.

     As used above, the term "Transaction" means a transaction or series of transactions in which a party or group acting in concert, other than Fletcher or any of its affiliates, purchases or otherwise acquires more than 50% of the then outstanding Shares, or (ii) all or substantially all of the assets of the Company are sold, leased or otherwise transferred to one or more parties other than Fletcher or any of its affiliates or (iii) the Company is merged with and/or into another entity in which the shareholders of the Company as of the date of the Fletcher Agreement do not hold more than 50% of the voting power of the resulting entity.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) SOLICITATION OR RECOMMENDATION. At meetings held on May 30, 2000, the Boards unanimously approved the Offer Agreement and the transactions contemplated thereby, including the Offer, and determined that the terms of the Offer are fair to, and in the best interests of, the Company and its shareholders.

         The Boards recommend that the shareholders accept the Offer and tender their Shares pursuant to the Offer. A letter to the Company's shareholders communicating the Boards' recommendation and a press release announcing the execution of the Offer Agreement are filed with this Statement as Exhibits 1 and 2, respectively, and are incorporated in this Statement by this reference.

     (b) REASONS FOR THE RECOMMENDATION OF THE BOARDS.

                            BACKGROUND TO THE OFFER

     On January 4, 2000, the Company announced that it had undergone a strategic reorganization during the fourth quarter of 1999 to focus its operations on providing open, integrated and E-enabled enterprise solutions. The Company also announced that as part of the reorganization, it expected to record write-downs of certain capitalized software, equipment and intangible assets not related to its core strategy, restructuring charges and increases in investments and other reserves and allowances totaling approximately $200 million during the fourth quarter of 1999. As a result, on February 3, 2000, the Company reported a fourth quarter 1999 net loss of $236.2 million, or $1.06 per diluted Share.

     As part of the reorganization, the Company committed to close 14 offices and reduce headcount by approximately 4%. Simultaneously, the Company also announced the resignation of Mary Coleman, its Chief Executive Officer and the appointment of Pierre Everaert (who was then the Chairman of the Company's Supervisory Board) as interim Chief Executive Officer. On January 14, 2000, James Mooney resigned as Chief Financial Officer of the Company. The trading price of the Shares at the beginning of 2000 was approximately $14.00. By the end of January 2000, the trading price was approximately $7.00.

     On January 31, 2000, the Company retained Lazard to examine the financial position of the Company, review strategic options to maximize shareholder value (including a possible sale of the Company) and explore other transactions to raise equity for the Company. At the time of the appointment of Lazard, and at several points thereafter, spokespeople for the Company indicated that it was management's preference that the Company continue as an independent company; but that, in light of the challenging circumstances confronting the Company, management would examine all options, including a sale of the Company or strategic reorganization.

     In its February 3, 2000 earnings press release, the Company reported positive shareholders' equity of approximately $9 million as of December 31, 1999. The listing standards of the Amsterdam Exchanges (the "AEX") require that listed companies maintain positive shareholders' equity or be subject to "special listing conditions." Concerned by the Company's level of shareholders' equity at year-end, the AEX contacted the Company in January to discuss this issue. On February 17, 2000, at the request of the AEX, the Company publicly gave guidance on the status of its equity position and announced certain initiatives to increase shareholders' equity. The Company also agreed to update the AEX monthly during the first quarter of 2000 on its ongoing plans to raise additional equity.

     During the first quarter, the Company was thus faced with a series of challenges, including: (1) increasing difficulty in making new sales and retaining existing customers because of concerns about the viability of the Company, (2) a positive equity of only $9.0 million that was under scrutiny by the AEX and (3) a declining Share price following the January announcements. This meant that in the first quarter of 2000 (as described below), the management of the Company was forced to devote significant resources to an effort to stabilize the Company's financial situation.

     During January and February 2000, Pierre Everaert contacted several major customers of the Company to determine interest in investing individually or forming a group to invest in the Company. These discussions did not proceed past the preliminary stage.

     In February 2000, Lazard contacted, on a preliminary basis, several financial investors, including investment and venture-capital funds, to provide equity capital. At the same time, Lazard also made preliminary contact with a number of potential strategic partners, including software companies and other technology companies. The discussions centered around strategic partnerships with the Company, mergers with the Company, acquisitions of the Company and sales of the Company's assets. Non-disclosure agreements were signed with interested parties.

     During March 2000, the Company completed a series of transactions aimed at raising cash and equity capital in order to meet the AEX requirement for positive shareholders' equity. During March 2000, the Company reached agreements with certain holders of its 4.5% Convertible Subordinated Notes due 2001 (the "Convertible Notes") under which some of the Convertible Notes were exchanged for Shares at a price that was lower than the conversion price provided in the Convertible Notes. The Company also temporarily lowered the conversion price (originally $22.00 per Share) to $6.25 per Share for its remaining Convertible Notes for a 61-day period, which ended on May 29, 2000. As a result, a total of $50.3 million aggregate principal amount of Convertible Notes were either converted into or exchanged for Shares during this period, resulting in the issuance of approximately 8 million Shares. Also, on March 12, 2000, the Company sold its minority interest in Meta4 to generate additional cash of approximately $40 million and additional equity of approximately $20 million. After discussions with several financial institutions about a possible equity investment in the Company, on March 29, 2000, the Company entered into an equity Put Option Agreement (the "Bear Stearns Agreement") with Bear, Stearns International Limited ("Bear Stearns") under which the Company had the right to request Bear Stearns to purchase up to E150.0 million worth of Shares over an 18-month period based on the market price for the Shares, subject to volume and minimum price limitations. As consideration for entering into the Put Option Agreement, the Company issued 1.5 million Shares to Bear Stearns at par value (NLG 0.06). Finally, on March 31, 2000, the Company sold its CODA business (an asset that was not a part of the integrated product strategy) to Science System for approximately $49.3 million in cash, resulting in an equity gain of approximately $30 million.

     The Company, therefore, had taken the necessary steps to maintain positive shareholders' equity during the first quarter of 2000. With the Bear Stearns Agreement in place, based on the then-current market prices and trading activity for the Shares, the Company believed it was in position to maintain positive equity for the second quarter of 2000. Indeed, the AEX issued a press release on or around March 14, 2000 indicating that, in light of the actions taken in the first quarter, it saw no reasons to take any listing action with respect to the Company and that periodic meetings on the equity issue were no longer necessary, pending release of the Company's first quarter earnings report.

     The earnings press release was issued on April 20, 2000, reflecting an operating loss of $74.6 million. Following the issuance of that release, the environment significantly changed. The trading price of the Shares, which had been between $4.00 and $5.00, dropped in the weeks following the announcement to between $1.00 and $2.00. Furthermore, average trading volumes in the Shares on the AEX dropped as well. These changes meant that the Bear Stearns Agreement alone would likely be inadequate to maintain positive equity for the second quarter. Customer concerns about the Company's viability grew and continued to hamper revenue generation.

     Thus, the Company, which had already been considering some realignment of its business to survive as an independent company, was left with little choice but to pursue a much more fundamental restructuring. In March 2000, the PricewaterhouseCoopers Information Technology Strategy Group ("PwC") had been retained to assist the Company in developing a revised business plan. In its original formulation (which was presented to the Management Board at a March 24, 2000 meeting in Amsterdam), the plan focused on possible sales or spin-offs of businesses or research and development units. After announcement of the Company's first quarter results on April 20, 2000, and the resulting erosion of the Share price, the plan was amended to contemplate a potentially significant restructuring of the business. Some of the options under consideration were the sale or outsourcing of the Company's consulting and education businesses, moving to a completely (or near completely) indirect sales model and significant headcount reductions. The revised plan under consideration in May 2000 contemplated reductions in the annual cost structure of the business from approximately $720 million per annum to between $300 and $400 million per annum.

     In furtherance of the Company's exploration of a possible realignment of its business strategy, in mid-March 2000, the Company, assisted by Lazard, had discussions with a major business hardware and software company regarding a potential sale of the Company's consulting and education businesses. Discussions progressed during the next several weeks. The Boards ultimately decided not to pursue this sale because the consideration being discussed was inadequate. In addition, discussions with other strategic partners continued (stimulated in part by the drop in the trading price of the Shares). It became apparent that the sale of the consulting and education businesses could jeopardize certain of these discussions, since a number of potential partners wished to acquire the businesses being considered for sale.

     From March through the end of May, the Company's management, assisted by Lazard, made various contacts and presentations to several potential strategic partners that had been identified by Lazard. The potential strategic partners included software companies, information technology companies, other technology companies and investment funds. Subjects covered by the presentations included the Company's financial situation, proposed restructuring plan, products and strategic value.

     On March 24, 2000, Invensys signed a non-disclosure agreement with the Company in advance of an initial meeting on April 7, 2000.

     On April 7, 2000, Pierre Everaert and other members of the Company's management met with representatives of Invensys in The Netherlands, including James Mueller, its Chief Operating Officer. Invensys expressed its interest in continuing discussions with the Company and outlined its views regarding the potential strategic fit of the Company and Invensys. Representatives of Lazard were also present.

     On April 17, 2000, representatives of Lazard met in Paris with representatives of Invensys and Goldman Sachs ("Goldman Sachs" comprises Goldman Sachs International and its affiliates, including Goldman, Sachs & Co.), the financial advisor to Invensys, to discuss the recent historical financial performance of the Company, including non-public information regarding the Company's preliminary operating results for the quarter ended March 31, 2000.

     On April 19, 2000, representatives of the Company met with representatives of Invensys in Barneveld, The Netherlands, to discuss the status of the Company's products and technology. Representatives of Lazard and Goldman Sachs were also present.

     On April 20, 2000, the Company released its results for the first quarter ended March 31, 2000, announcing an operating loss of $74.6 million, a slight reduction in shareholders' equity to $8.8 million and a more than $35.5 million reduction in the Company's cash and marketable securities, to approximately $161.1 million. The Company also announced a net loss of $25.7 million for the quarter, or $0.11 per diluted share, as calculated under generally accepted accounting principles in The Netherlands. Such losses would be higher under generally accepted accounting principles in the U.S. Revenues for the first quarter of 2000 fell to

$106.1 million, compared with $175.8 million for the first quarter of 1999. The Company's Share price dropped in the days that followed to under $2.00 per Share.

     On May 2, 2000, Pierre Everaert and Allen Yurko met over dinner. During the meeting, Mr. Yurko expressed Invensys's potential interest in pursuing an acquisition of the Company subject to further due diligence. Representatives of Lazard and Goldman Sachs were also present. From May 3, 2000 until the date the Offer Agreement was executed, Invensys and its legal counsel and financial advisors were in regular contact with representatives of the Company in connection with their legal, financial, operational and technical due diligence process.

     On May 10, 2000, representatives of the Company and Lazard met with an information technology services company and a financial investor as a follow-up to earlier discussions and to provide more detailed financial information and discussed potential transaction structures. They discussed a possible going-private transaction with the financial investor, but on May 15, 2000, the financial investor indicated that it was no longer interested in pursuing the transaction. The technology company expressed interest about a possible investment in the Company but never made a formal offer.

     On May 11, 2000, Lazard was contacted by representatives of another information technology services company regarding a possible acquisition of the Company. Lazard met with representatives of that company that same day. Discussions did not lead to a formal offer.

     On May 17, 2000, the Company's Management Board met in Amsterdam and discussed the revised stand-alone reorganization plan, the goal of which was to restore the Company to break-even by the first quarter of 2001. As suggested above, the reorganization plan contemplated a dramatic reduction in quarterly costs from approximately $180.0 million to approximately $75.0 million, moving to a sales model that was almost completely indirect as well as the divestiture or spin-off of certain assets. The Management Board expressed concerns that the stand-alone plan would not maximize shareholder value for the reasons described in this Statement under the caption "Reasons for the Recommendation." Moreover, two additional challenges to the Company's viability as an independent company arose. First, in discussions with the Company concerning a possible timetable for completing and filing the 1999 audited financial statements, the Company's independent accountants stated that they expect to express substantial doubt about the Company's ability to continue as a going concern during the twelve months following the date the 1999 audited financial statements are to be filed with the SEC unless a restructuring plan and adequate financing are in place as of the date of that filing. Discussions between the Company and its independent accountants about the Company's ability to continue as a going concern had been going on since the beginning of 2000. While the Company was in discussions with respect to a number of possible financing or other alternatives, the outcome of those discussions was uncertain, and a "going concern" reference by the Company's independent accountants is a genuine possibility. Second, due to further decreases in the trading price of the Shares, the Company would not be able to generate the required equity under the Bear Stearns Agreement to maintain positive equity for the second quarter, and the risk of being placed on "special listing conditions" by the AEX was growing.

     On May 18 and 19, 2000, Pierre Everaert and other representatives of the Company met in New York with a software development company regarding a possible tender offer for the Company by that company. That company gave a verbal proposal for substantially less than the Offer Price, which the Company deemed inadequate.

     On May 19, 2000, Allen Yurko telephoned Pierre Everaert to indicate Invensys's willingness to make an offer for all of the Shares, subject to reaching agreement on the terms of the transaction and negotiation of definitive documentation. Representatives of Lazard and Goldman Sachs also participated.


     On May 22, 2000, Pierre Everaert and other representatives of the Company, assisted by Lazard, began meetings in London with Invensys's management, assisted by Goldman Sachs, regarding the terms of an offer, the need for a mutually satisfactory definitive offer agreement, the valuation range and timing issues. Discussions regarding further due diligence and cooperation by the major shareholders of the Company were commenced.

     On May 24, 2000, a letter agreement with Invensys was signed, providing for, among other things, a period of negotiations limited to only Invensys and certain other parties that had already contacted the Company that was to last until May 31, 2000.

     On May 24, 2000, an initial draft of the Offer Agreement was distributed. Negotiations relating to the Offer Agreement and the Ancillary Agreements began among representatives of the Company, Invensys, Lazard, Goldman Sachs, Paul, Weiss, Rifkind, Wharton & Garrison (U.S. outside counsel for the Company), Stibbe Simont Monahan Duhot (Dutch outside counsel for the Company), Fried, Frank, Harris, Shriver & Jacobson (U.S. outside counsel to Invensys) and De Brauw Blackstone Westbroek (Dutch outside counsel for Invensys). Negotiations continued through May 30, 2000.

     On May 25, 2000, Lazard began negotiations with Fletcher International Limited regarding the standstill and termination of its rights to purchase Shares under the Share Rights Agreement between Fletcher and the Company, dated as of December 31, 1998 and amended on November 24, 1999. The Termination and Standstill Agreement was executed by Fletcher and the Company as of May 29, 2000.

     Negotiations with other significant shareholders proceeded from May 29, 2000 through May 30, 2000.

     On May 30, 2000, the Boards met at 12:00 noon, London time to review the status of the negotiations and to consider the transaction. The Company's inside counsel gave an overview of the legal documentation relating to the Offer, including discussing the termination fee, the condition that the Offeror receive at least 95% of the Shares, the conduct of the business during the pendency of the Offer and other conditions to the Offer. Lazard made a preliminary presentation regarding the possible price range of the Offer.

     In the afternoon, London time, on May 30, 2000, discussions between the Company and Invensys regarding price continued.

     At 5:00 p.m., London time, on May 30, 2000, the Boards met again telephonically to discuss the transaction.

     In the evening, London time, Invensys proposed an Offer Price of E2.85 per Share in cash.

     At 9:00 p.m., London time, on May 30, 2000, the Boards met again by telephone to consider the Offer Price of E2.85 proposed by Invensys. Lazard made a presentation regarding the Offer and the Offer Price and provided a written opinion to the Boards that, as of May 30, 2000, the Offer Price to be paid to the shareholders in the Offer was fair to the shareholders of the Company from a financial point of view, subject to the assumptions and qualifications set forth in the opinion. The Offer and the Offer Agreement were entered into by the Management Board upon approval of the Supervisory Board.

     At 2:00 a.m., London time, on May 31, 2000, the Offer Agreement was executed by the Company and Invensys. Simultaneously, the Ancillary Agreements were executed and delivered.

     Prior to the time markets opened in London on May 31, 2000, the Company and Invensys announced that they had entered into the Offer Agreement.

                         REASONS FOR THE RECOMMENDATION

     In entering into or approving, respectively, the Offer Agreement, the Offer and the other transactions contemplated by the Offer Agreement and recommending that the Company's shareholders tender their Shares pursuant to the Offer, the Boards considered a variety of factors, including but not limited to the following:

     i. The Boards determined that the Company's prospects as an independent company were uncertain in light of the difficult challenges it faced in generating revenue and the Company's financial condition and results of operations. Particularly, the Boards considered the difficulties the Company had encountered during the first quarter of 2000 (and continuing into the second quarter of 2000) in generating revenue from sales of its products because of customer concerns about the Company's future viability. The Boards also considered the seven quarters of operating losses incurred by the Company, which were expected to continue for the foreseeable future.

     ii. The stand-alone restructuring plan under review by management would require a fundamental reorientation and restructuring of the Company. In order for the Company to return to a break-even position in the face of significant current operating losses, growing customer concerns about the viability of the Company and a declining Share price, the restructuring the Company would be forced to undergo would likely require moving to an almost entirely indirect sales model, significant budget reductions in research and development (historically a strength of the Company), a dramatic scaling-back or outright sale of the consulting and education businesses, and significant reductions in headcount. The Boards determined that the proposed restructuring would be difficult to finance by raising either equity or debt because of the Company's Share price performance and challenging financial situation. The Company's financial situation was made even more challenging by the fact that $138.0 million aggregate principal amount of Convertible Notes are due in December 2001. While Invensys would also likely pursue a restructuring of the Company upon completion of the Offer, the Boards believed that, because of synergies resulting from the combination, the restructuring Invensys would undertake would better preserve the Company's commitment to research and development, the services businesses and multiple sales channels than would the independent restructuring plan that was under consideration at the time Invensys made the Offer.

     iii. Although the Boards realized that, in the event the Invensys offer was not completed, there were (and still are) alternatives to financing the restructuring of the Company as well as other potential buyers for all or some of the Company's assets, the Boards had no reason to believe that any of those alternatives would be economically superior to the Offer and could present certain other disadvantages for current shareholders and the Company (including substantial dilution and restrictive covenants).

     iv. The Company also confronted the prospect of being placed on "special listing conditions" by the AEX as a result of being in a negative shareholders' equity position. With significant operating losses expected for the second quarter of 2000, the Company was principally dependent on the Bear Stearns Agreement to maintain positive equity through the sale of new Shares. The significant drop in the Company's Share price at the beginning of the second quarter of 2000 (dropping below E3.00 per Share) had several real and potentially negative effects on the Company's ability to raise equity under the Bear Stearns Agreement: (1) Bear Stearns has the discretion, if the Share price is below E3.00, to reject individual exercises by the Company;
          (2) the drop in Share price required the Company to issue greater numbers of Shares in order to obtain sufficient equity under the Agreement, creating additional dilution for shareholders; and (3) in any event, the maximum number of Shares issuable under the Bear Stearns Agreement was capped at 20% of the Company's total issued and outstanding share capital as of March 28, 2000. Because of these limitations, the Company was unlikely to be able to sell sufficient Shares under the Bear Stearns Agreement to maintain positive equity at the end of the second quarter of 2000. If the Company failed to maintain positive equity, the Shares would be subject to "special listing conditions" on the AEX, which would likely raise additional customers' concerns regarding the Company's viability and hamper the Company's ability to raise other equity or debt financing. Indeed, on June 6, 2000, the Company announced that (based on preliminary reviews) it was likely to end the second quarter of 2000 in a negative equity position. That same day, AEX issued a press release stating that it would not impose special listing conditions because of the announcement and pendency of the Offer. The press release went on to state that the position of the AEX was subject to the Offer becoming unconditional within eight weeks after the date of the press release.

     v. The independent accountants had informed the Company that they expect to express substantial doubt about the Company's ability to continue as a going concern during the twelve-month period following the date of filing of the 1999 audited financial statements with the SEC unless a restructuring plan and adequate financing are in place as of the date of that filing. Although the Company was in discussions with potential buyers and investors who were interested in providing financing to the Company, the outcome of those discussions was uncertain. It is therefore possible that the Company's accountants will express in their opinion to the 1999 audited financial statements substantial doubt about the Company's ability to continue as a going concern, which would likely exacerbate customers' concerns about the Company's viability.

     vi. The Boards received the opinion of Lazard that, based upon and subject to the assumptions and qualifications stated in its opinion, the E2.85 per Share to be paid to shareholders of the Company in the Offer was, as of May 30, 2000, fair to all shareholders from a financial point of view and also received a verbal report and analysis in connection with that opinion. A copy of the opinion of Lazard, which sets forth the assumptions made, the matters considered and the limitations of the review undertaken by Lazard, is attached to this Statement as Annex A, and shareholders are urged to read the opinion of Lazard in its entirety.

     vii. The Boards considered the historical market prices and recent trading activity of the Shares, including the fact that the Offer Price represented a premium of approximately 20.4% over the 30-day volume weighted-average price on the AEX of the Shares as of May 30, 2000 (the trading day prior to the announcement of the Offer).

     viii. The Boards considered the various alternative transactions presented by management, assisted by Lazard and PwC, including asset sales, spinoffs, investments by major customers, strategic transactions with various parties and acquisitions by various parties and determined that the Offer would maximize shareholder value. Though parties contacted were provided with financial and other information by the Company, aside from the Offeror, only one party made a formal offer to enter into a transaction with the Company. The per share price consideration proposed by that offer was substantially less than the Offer Price.

     ix. Since the announcement of the Offer, no other party has formally presented the Company with an alternative proposal.

     x.  The Boards considered the terms of the Offer Agreement, including that:

          - Under the Offer Agreement, the Boards are permitted to change its recommendation of the Offer, furnish information to, negotiate with and enter into a business combination transaction with a potential acquiror relating to an unsolicited alternative offer, if, after receiving the advice of its advisors, the Boards determine in good faith that (1) the alternative offer is more favorable as compared with the Offer, from a financial point of view; and (2) failure to furnish the information or enter into discussions or negotiations with the potential acquiror would violate the Boards' fiduciary duties; and (3) the alternative offer is likely to be successfully financed if accepted by the shareholders;

          - Although the Company must pay the Offeror a termination fee in order to accept and complete a transaction proposed by an alternative offer (and certain other circumstances), and that fee would increase the cost to the potential acquiror in such a transaction, the fee would not preclude a potential acquiror from making an alternative offer or completing such a transaction; and

          - Although the Offer is conditioned upon 95% of the outstanding Shares being tendered or being held by Offeror, the Boards recognized that the condition was customary for transactions like the Offer under Dutch Law and that Parent would not enter into the Offer Agreement without the condition.

     xi. The Boards noted that the consideration for the Shares would be paid entirely in cash and that the Offer is not conditioned upon the availability of financing because Offeror currently has the financial resources to consummate the Offer expeditiously.

     The Boards did not consider the liquidation of the Company's assets to be an acceptable course of action for the following reasons (among others):

     - The Company has an installed base of approximately 7,000 customers using its products worldwide, who depend on the Company to maintain and support those products;

     - The enterprise applications market continues to be attractive, particularly the growing B2B e-commerce sector, for which the Company has strong assets; and

     - Proceeds from a liquidation were not likely to generate greater value for shareholders than a strategic transaction such as the Offer, particularly in light of the Company's outstanding debt obligations and potential legal and other liabilities.

Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer.

     The above discussion of information and factors considered and given weight by the Boards is not intended to be exhaustive, but is believed to include all of the material factors considered by the Boards. In view of the variety of factors considered in connection with their evaluations of the Offer, the Boards did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching the determinations and recommendations. In addition, individual members of the Boards may have given different weights to different factors.

          (c) INTENT TO TENDER. To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than Shares issuable upon the exercise of options), subject to and consistent with any fiduciary obligations of such persons.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED

     Lazard was retained by the Company pursuant to the terms of a letter agreement, dated as of January 31, 2000 (the "Letter Agreement"), to act as exclusive financial advisor to the Company. Pursuant to the Letter Agreement, Lazard agreed to advise the Company on possible strategic transactions or business combinations. The Letter Agreement also provides for Lazard to render a fairness opinion in the case of a transforming transaction (the "Opinion"), if requested by the Boards. The Opinion is attached hereto as Annex A.

     Pursuant to the Letter Agreement, the Company agreed to pay Lazard (a) a monthly fee of $75,000, payable upon execution of the Letter Agreement and thereafter on the last day of each month until the earlier of the termination or expiration of the Letter Agreement, which fee will be credited against any fee paid pursuant to clause (b) or a fee paid in respect of a financing transaction; and (b) a cash fee payable upon consummation of a "Change of Control Transaction" (as such term is defined below), equal to one percent (1%) of the aggregate consideration received in the Change of Control Transaction which includes, among other things, the total amount of cash and the fair market value (on the date of payment) of all other property paid or payable to the Company or its security holders in connection with the Change of Control Transaction. The Company has also agreed to reimburse Lazard for all reasonable out-of-pocket expenses (including reasonable fees of outside counsel and other professional advisors) and to indemnify Lazard and certain related parties against certain liabilities, including liabilities under any applicable federal or state law, relating to or arising out of Lazard's engagement. The term "Change of Control Transaction," as used above, means the possible merger, combination or sale of the Company, an interest in the Company or a subsidiary or division of the Company with or into another corporation or other business entity which transaction may take the form of a merger or sale of assets or equity securities or other interests. The completion of the Offer will constitute a "Change of Control Transaction."

     Lazard and its affiliates have rendered various investment banking and other advisory services to the Company and its affiliates in the past (including for raising financing) for which Lazard received customary compensation. In the ordinary course of business, Lazard and its affiliates may actively trade securities of the Company, Parent and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein and in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO and portions of which are incorporated in this Statement by reference, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders concerning the Offer.

     A separate team from Lazard has been retained by Invensys and is assisting Invensys with respect to the divestiture of a business unit unrelated to the business of the Company. The fees paid to Lazard are customary for transactions of that type.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries other than the following:

         (i) The Company has issued 22,417,017 Shares to Fletcher under the Share Rights Agreement in the following transactions, all of which were settled by the transfer of Shares in bearer form, in
             Amsterdam:

                                                           TOTAL
        DATE      NUMBER OF SHARES   PRICE PER SHARE   CONSIDERATION
    ------------  ----------------   ---------------   --------------
    May 11, 2000     2,250,007           $2.2258       $ 5,008,065.58
    May 11, 2000     4,171,754            2.2113         9,224,999.62
    May 16, 2000     7,874,023            2.1656        17,051,984.21
    May 30, 2000     8,121,233            1.2469        10,126,365.43

         (ii) The Company has issued an aggregate of 3,906,536 Shares to Bear Stearns under the Bear Stearns Agreement in the following transactions, all of which were settled by the transfer of Shares in bearer form, payment upon delivery, in Amsterdam:

                                                                             TOTAL
                     DATE       NUMBER OF SHARES   PRICE PER SHARE       CONSIDERATION
                --------------  ----------------   ---------------   ---------------------
                April 14, 2000       257,862             (euro)5.1496             (euro)1,327,886.16
                April 17, 2000       468,685            4.8017            2,250,484.76
                April 19, 2000       251,209            4.9340            1,239,465.21
                April 29, 2000       761,026            3.7078            2,821,732.20
                May 2, 2000          525,459            3.4657            1,821,083.26
                May 4, 2000        1,642,295            2.5692            4,219,384.31

         (iii) Since March 31, 2000, the Company has issued to holders of the Convertible Notes 1,508,800 Shares in respect of conversions of the Convertible Notes.

         (iv) Since March 31, 2000, Company has issued to its employees 615,859 Shares under its 1995 Employee Stock Purchase Plan.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present dividend policy or indebtedness or capitalization of the Company.

     (b) Except as described in Item 3 above (the provisions of which are hereby incorporated by reference), there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION

     (a) THE STATUTORY BUY OUT PROCEDURE

     At such time as the Offeror acquires 95% of the outstanding issued Shares, the Offeror intends to pursue a statutory buy out procedure (the "Statutory Buy Out Procedure") of any remaining minority Shares pursuant to the Dutch Civil Code (the "DCC") and the Dutch Merger Code. Section 2:92a of the DCC contains a procedure to compel minority shareholders of a naamloze vennootschap or "N.V." -- a limited liability company such as the Company, to sell their Shares to Offeror. As soon as Offeror and its affiliates, other than the Company, hold for their own account at least 95% of the issued Shares of the Company, Offeror and such affiliates intend to institute proceedings against the other shareholders (the "Minority Shareholders") of the Company, in accordance with
Section 2:92a of the DCC, in order to force the Minority Shareholders to transfer their Shares to Offeror. The Statutory Buy Out Procedure may be initiated at any time upon fulfillment of the 95% ownership condition. The proceedings are instituted by means of a writ of summons served upon each of the Minority Shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The proceedings are held before the Enterprise Division of the Court of Appeals in Amsterdam, The Netherlands (the "Enterprise Division"). The Enterprise Division may render the following judgments:

      (i) deny the claim for compulsory acquisition in relation to all Minority Shareholders if it is established that (a) one or more Minority Shareholders will incur considerable financial loss by the forced transfer of their Shares that would not be compensated by the fixed price for their Shares, (b) one or more Minority Shareholders holds one or more Shares in which, according to the Company's articles of association (the "Articles"), a special control right regarding the Company is vested, or (c) the plaintiffs have waived their rights to institute these proceedings vis-a-vis one or more of the Minority Shareholders; and

      (ii) if the claim is not denied, (a) appoint one or three auditors to advise the Enterprise Division as to the price to be paid for the Minority Shareholders' Shares after which the Enterprise Division will fix such prices or (b) fix the price to be paid for the Shares of the Minority Shareholders if the Enterprise Division does not deem it necessary to appoint auditors (for instance, if the plaintiffs have already provided the Enterprise Division with sufficient evidence that the price offered is reasonable); and

     (iii) if the claim is not denied, award the claim for compulsory acquisition by way of an order to the Minority Shareholders to transfer their Shares, as well as an order to the plaintiffs to pay the Minority Shareholders the price fixed (with interest) against transfer of their unencumbered Shares.

     If the Enterprise Division fixes the price to be paid for the Shares of the Minority Shareholders, such price shall be increased by the statutory interest rate applicable in The Netherlands (at present 6.00% per annum) for the period from a date determined by the Enterprise Division to the date of payment of the price. However, any dividends or other distributions made by the Company to its shareholders during that period will be deemed to be partial payments towards the price fixed.

     The Minority Shareholders will be required to transfer their Shares, against payment of the price set by the Enterprise Division, only once a final, nonappealable judgment described in clause (iii) above has been obtained. The plaintiffs will notify the Minority Shareholders of the date and place of payment for the Shares and the price to be paid for the Shares by notification sent directly to the Minority Shareholders whose addresses are known and by means of an advertisement in a national daily newspaper in The Netherlands. The plaintiffs may also pay the price for the Minority Shareholders' Shares, inclusive of interest accrued thereon, in escrow to the State of The Netherlands. By this payment, the plaintiffs become the holders of the Shares by operation of law subject to the same notice obligations. Any encumbrance on any Shares for which payment in escrow has been made will be released from such Shares and will transfer to the funds paid for such Shares. At such time, the Minority Shareholders would cease to have any rights in their Shares, including with respect to voting thereof. Their only right will be the right to receive payment therefor upon proper transfer of their Shares.

     BECAUSE THE STATUTORY BUY OUT PROCEDURE WOULD REQUIRE A COURT PROCEEDING AND POSSIBLY EXPERT VALUATION, RECEIPT OF FUNDS COULD BE SUBSTANTIALLY DELAYED, AND THE PRICE PAID IN THE STATUTORY BUY OUT PROCEDURE MAY BE MORE OR LESS THAN
(EURO)2.85 PER SHARE.


     Those shareholders who do not tender their Shares pursuant to the Offer are not entitled to receive consideration for their Shares from Offeror unless Offeror effects the Statutory Buy Out Procedure or otherwise agrees to acquire such holder's Shares in accordance with applicable law.


     In addition to the Statutory Buy Out Procedure, Offeror has informed the Company that it currently intends, after completion of the Offer, to cause the Company and one or more Dutch subsidiaries of Parent to effect a legal merger within the meaning of Section 2:309 of the DCC, provided that the merger consideration, if not payable in cash at the same price per Share as is payable pursuant to the Offer shall provide equivalent value as the cash paid per Share in the Offer.

     Parent has informed the Company that it does not currently intend to amend the Company's Articles before Offeror has acquired all of the outstanding Shares of the Company. At that time, Parent has informed the Company that it may consider amending the Company's articles of association to contain provisions customary or appropriate for a subsidiary of Parent.

     (b) EXCHANGE RATE INFORMATION

     The Offer Price is stated in euros and certain other amounts are presented in U.S. dollars and Dutch guilders. In this Offer to Purchase, references to "euro," "EUR" or "(euro)" are to euros, references to "NLG" are to Dutch guilders, references to "U.S. dollars", "U.S. $" or "$" are to United States dollars and references to "(pound sterling)" are to British Pounds.

     On January 1, 1999, the euro was introduced as a new currency in the following eleven European Union member states (the "Participating Member States"): Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The respective currencies of the Participating Member States, including the Dutch guilder, will be nondecimal subdivisions of the euro until January 1, 2002 and to up to six months thereafter. The exchange rate at which the Dutch guilder has been irrevocably fixed against the euro is EUR 1 = NLG 2.20371.

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares traded on the AEX and, as a result, are likely to affect the market price of the Shares traded on the Nasdaq/NMS in the United States. Such fluctuations will also affect any U.S. dollar amounts received by holders of Shares registered in the U.S. accepted for payment pursuant to the Offer.

     The following table sets forth for the periods indicated the high, low, average and period-end noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which are not materially different from the Midpoint Rate (the rate settled each working day at 2:15 p.m. by the Dutch Central Bank). The average rate means the average of the exchange rates on the last day of each month during a year. The figures for the years 1995 through 1998 have been recalculated using the exchange rate of EUR 1 = NLG 2.20371.

                                                   PERIOD     AVERAGE
CALENDAR PERIOD                                     END       RATE(1)       HIGH        LOW
---------------                                   --------    --------    --------    --------
1995............................................  1.374312    1.380525    1.450573    1.259695
1996............................................  1.275960    1.305218    1.374312    1.254960
1997............................................  1.086749    1.126474    1.275960    1.040615
1998............................................  1.174060    1.113130    1.214701    1.054911
1999............................................  1.007000    1.058775    1.181200    1.001600
2000 (through June 12, 2000)....................  0.932800     0.94782    1.033500    0.889100

---------------
(1) The average of the Noon Buying Rates on the last day of each month during the period

ITEM 9.  EXHIBITS


(a)(1)* Letter to Shareholders dated June 14, 2000.
(a)(2)* Press Release dated May 31, 2000 (incorporated by reference to the Company's Current Report on Form 6-K, dated June 6,
        2000).
(b)(1)* Offer Agreement, dated as of May 31, 2000, by and between Parent and the Company (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).
(b)(2)* Assignment and Assumption Agreement, dated as of June 2,
        2000 by and among Parent, Offeror and certain other parties
        (incorporated by reference to the Schedule TO).
(b)(3)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Mr. Jan Baan (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule
        13D, dated June 9, 2000).
(b)(4)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Stichting Oikonomos (incorporated by reference to Parent's Statement of Beneficial Ownership on
        Schedule 13D, dated June 9, 2000).
(b)(5)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Vanenburg Group B.V. and Amendment
        Agreement, dated as of June 2, 2000, by and between the same parties (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).
(b)(6)* Share Purchase Agreement, dated as of May 31, 2000, by and among Parent and General Atlantic Partners II, L.P., General
        Atlantic Partners V, L.P., General Atlantic Partners 10,
        L.P. and GAP Coinvestment Partners, L.P. (incorporated by reference to Parent's Statement of Beneficial Ownership on
        Schedule 13D, dated June 9, 2000).
(b)(7)* Termination and Standstill Agreement, dated as of May 29,
        2000, by and between the Company and Fletcher International
        Limited (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).
(b)(8)* Assignment and Assumption Agreement, dated as of May 31,
        2000, by and between the Company and Parent (incorporated by reference to Parent's Statement of Beneficial Ownership on
        Schedule 13D, dated June 9, 2000).
(c)(1)* Share Rights Agreement, dated as of December 31, 1998, between the Company and Fletcher (incorporated by reference to the Company's Annual Report on Form 20-F with respect to the year ended December 31, 1998).
(c)(2)* Amendment to the Share Rights Agreement, dated as of November 24, 1999, between the Company and Fletcher.
(d)*    Fairness opinion of Lazard, dated May 30, 2000.
(e)*    Shareholders' Informational Meeting Materials, dated June
        14, 2000 (incorporated by reference to the Company's
        Statement on Schedule 14D-9, dated June 9, 2000).


---------------------


* Filed previously.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BAAN COMPANY N.V.

                                          By: /s/ ROBERT GOUDIE
                                            ------------------------------------
                                            Name: Robert Goudie
                                              Title: Senior Vice President,
                                              General Counsel and Secretary

Dated: June 14, 2000

                                                                    May 30, 2000
[LAZARD LOGO]

The Board of Managing Directors
  and the Board of Supervisory Directors
Baan Company N.V.
Baron van Nagellstraat 89
3770 AC Barneveld
The Netherlands

Dear Members of the Board:

     We understand that Baan Company N.V. (the "Company"), Invensys plc ("Parent"), B Acquisition B.V., i.o., a wholly-owned subsidiary of Parent (the "Purchaser"), and B Offer Sub B.V., i.o., a wholly-owned subsidiary of the Purchaser ("Offer Sub"), propose to enter into an Offer Agreement (the "Offer Agreement") pursuant to which Offer Sub will commence an offer (the "Offer") to purchase all the outstanding common shares, par value NLG 0.06 per share (the "Common Shares"), of the Company at a price of 2.85 Euros per share, net to the seller in cash (with a U.S. dollar equivalent option) (the "Consideration").

     You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Common Shares in the Offer. In connection with this opinion, we have:

     (i) reviewed the financial terms and conditions of the draft Offer Agreement dated May 27, 2000 (which did not contain disclosure schedules);

     (ii) analyzed certain historical business and financial information relating to the Company;

     (iii) reviewed financial forecasts and other data provided to us by the Company relating to its businesses for 2000, which did not contain projected statements of cash flows (we have been informed by representatives of the Company that no projected statements of cash flows for 2000 exist and no projections for any year after 2000 exist);

     (iv) held discussions with members of senior management of the Company with respect to the businesses and prospects of the Company and its strategic objectives;

     (v) reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company;

     (vi) reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the Company;

     (vii) reviewed the historical stock prices and trading volumes of the Common Shares; and

     (viii) conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Parent or the Company or concerning the solvency of, or issues relating to solvency concerning, Parent or the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We note that management has not provided us with an estimate of synergies expected to result from the transaction contemplated by the Offer Agreement.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we did not address the relative merits of the Offer, any alternative potential transaction or the Company's underlying decision to enter into the Offer Agreement.

     In rendering our opinion, we have assumed that the Offer will be consummated on the terms described in the Offer Agreement, without any waiver of any material terms or conditions. We have also assumed that the definitive Offer Agreement will not differ in any material respect from the draft thereof referred to in paragraph (i) above.

     Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Offer and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Offer. We have in the past provided investment banking services to the Company for which we received usual and customary compensation. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We are also currently advising Parent on a divestiture for which we expect to be paid reasonable and customary fees. Lazard Freres & Co. LLC is not regulated by any authority or body in the Netherlands, and is rendering this opinion in accordance with customary practice in the United States. With your consent, we have assumed that law, custom and practice in the Netherlands relating to opinions such as the one being delivered hereby are not materially different from those of the United States.

     Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Offer to be commenced by Offer Sub pursuant to the Offer Agreement. This opinion is not intended to and does not constitute a recommendation to any holder of the Common Shares as to whether such holder should tender such holder's Common Shares in the Offer. This opinion does not address any transaction involving the Common Shares, whether or not contemplated by the Offer Agreement, other than the Offer. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except as may otherwise be required by law or by a court of competent jurisdiction. This opinion is given pursuant to the engagement letter dated January 31, 2000 and is governed by New York law. It may only be relied on with the express condition that it is governed by New York law.

     Based on and subject to the foregoing, we are of the opinion that the Consideration to be received by the holders of the Common Shares pursuant to the Offer is fair to the holders of the Common Shares from a financial point of view.

                                          Very truly yours,

                                          LAZARD FRERES & CO. LLC

                                          By /s/ LUIS E. RINALDINI
                                            ------------------------------------
                                            Luis E. Rinaldini
                                            Managing Director

                             INDEX OF DEFINED TERMS

                                                              PAGE
                                                              ----
Administrator...............................................     3
Alternative Proposal........................................     8
AEX.........................................................    13
Ancillary Agreements........................................     4
Articles....................................................    22
Assignment Agreement........................................    13
Baan Purchase Agreement.....................................    11
Bear Stearns................................................    14
Bear Stearns Agreement......................................    14
Boards......................................................     1
Change of Control Transaction...............................    20
Code........................................................     3
Company.....................................................     1
Convertible Notes...........................................    14
Continuing Members..........................................     5
D&O Insurance...............................................    11
DCC.........................................................    22
Director Plan...............................................     3
Dutch Law...................................................     5
Dutch Merger Code...........................................     5
Enterprise Division.........................................    22
ERISA.......................................................     6
Exchange Act................................................     4
Fletcher....................................................    12
Fletcher Agreement..........................................    12
Fletcher Expiration Date....................................    12
GAP Purchase Agreement......................................    12
GAP Sellers.................................................    12
Goldman Sachs...............................................    15
Governmental Entity.........................................     5
Indemnified Parties.........................................    11
Invensys....................................................     1
Laws........................................................     5
Lazard......................................................     2
Letter Agreement............................................    20
Litigation..................................................     5
Minority Shareholders.......................................    22
Offer.......................................................     1
Offer Agreement.............................................     1
Offer to Purchase...........................................     1
Offer Price.................................................     1

                                                              PAGE
                                                              ----
Offeror.....................................................     1
Oikonomos Purchase Agreement................................    12
Opinion.....................................................    20
PwC.........................................................    15
Parent......................................................     1
Participating Member States.................................    23
Representatives.............................................     8
Schedule TO.................................................     1
SEC.........................................................     4
Securities Act..............................................     5
Share Purchase Agreements...................................    11
Share Rights Agreement......................................    12
Shares......................................................     1
Statement...................................................     1
Statutory Buy Out Procedure.................................    22
Termination Fee.............................................    10
Transaction.................................................    13
Vanenburg Purchase Agreement................................    12

                                       I-2